UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GENESIS URANIUM CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

37185T 10 5
(CUSIP Number)

CURT C. WHITE
435 Martin Street, Suite 3080
Blaine, WA 98230
(360) 332-3170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons Curt C. White
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	750,000 Shares

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	750,000 Shares

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 750,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 3.93%

14.	Type of Reporting Person (See Instructions) IN

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This Schedule 13D/A (Amendment No. 1) is being filed by Curt C. White to amend and supplement the Schedule 13D of the Reporting Person filed on February 12, 2007 with the Securities and Exchange Commission. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 1.	SECURITY AND ISSUER.

Item 1 of the previously filed Schedule 13D is amended to read as follows:

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Genesis Uranium Corp. (formerly Aztek Ventures Inc.), a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at 435 Martin Street, Suite 3080, Blaine, WA 98230.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the previously filed Schedule 13D is amended to read as follows:

(a)	Name of Person filing this Statement:

Curt C. White (the “Reporting Person”).

(b)	Residence or Business Address:

The residential address of the Reporting Person is #31, 6465 184A Street, Surrey, BC V3S 8X9.

(c)	Present Principal Occupation and Employment:

The Reporting Person was the President, Secretary, Treasurer and sole director of the Company. The Reporting Person has served in those capacities from April 5, 2002 to December 13, 2007. Since 1989, the Reporting Person has also been employed as a service engineer for F.R. Imaging (1990) Ltd., an X-ray and ultrasound systems service and repair company. The business address of F.R. Imaging (1990) Ltd. is 206 – 7400 Macpherson Avenue, Burnaby, BC V5J 5B6.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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(f)	Citizenship:

The Reporting Person is a citizen of Canada.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the previously filed Schedule 13D is amended to read as follows:

On August 21, 2002, the Reporting Person acquired 5,500,000 pre-split (13,750,000 post 2.5:1 split) shares of common stock at a price of $0.001 per share for total proceeds of $5,500. The Reporting Person paid for these shares out of his personal funds.

On December 13, 2007, pursuant to the terms of a Share Transfer Agreement dated November 30, 2007 between the Reporting Person and Randy White, (the “Share Transfer Agreement”), the Reporting Person sold 13,000,000 shares of the Company’s common stock to Randy White (the “Transferred Shares”). In consideration of the Transferred Shares, the Reporting Person was paid $5,200, being $0.0004 per share. Upon completion of the share transfer, there was a resulting change in control as the Reporting Person now owns 3.93% of the issued and outstanding shares of the Company.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the previously filed Schedule 13D is amended to read as follows:

The purchase of the shares by the Reporting Person on August 21, 2002 was an initial investment as the founding shareholder of the Company.

As a result of the completion of the sale of the Transferred Shares to Randy White on December 13, 2007, the Reporting Person no longer holds majority ownership of the Company’s common stock and the Reporting Person now owns 3.93% of the outstanding shares of the Company’s common stock.

Subsequently on December 13, 2007 upon the closing of the Share Transfer Agreement, the Reporting Person resigned as a Director, the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company on December 13, 2007. Randy White was appointed in those capacities in place of the Reporting Person. This change in the Company’s Board of Directors occurred on December 13, 2007 being 10 days after the Company’s Schedule 14F-1 Information Statement was mailed to the Company’s stockholders and filed with the SEC on December 3, 2007.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

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(d)	any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the previously filed Schedule 13D is amended to read as follows:

(a)	Aggregate Beneficial Ownership:

     As of December 13, 2007, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	750,000	3.93%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of December 13, 2007 there were 19,101,563 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

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The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Other than the Transfer of shares by the Reporting Person as described above under Items 3 and 4, the Reporting Person has not effected any transactions in the Company’s securities during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

December 13, 2007.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Share Transfer Agreement dated effective November 30, 2007 between Curt White and Randy S. White.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2007
Date

/s/ Curt C. White
Signature

Curt C. White
Name/Title